UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 2, 2014

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by:	BHP Billiton Plc

Date:	01 July 2014

To:	London Stock Exchange Australian Securities Exchange[1]

CC:	JSE Limited New York Stock Exchange

For release:	Immediately

Contact:	Prakash Kakkad +44 (0) 20 7802 7410

BHP Billiton Plc – Notification of Major Interest in Shares

The following corrected notification was received on 30 June 2014 by BHP Billiton Plc from Aberdeen Asset Managers Limited relating to major interests in shares of BHP Billiton Plc further to the notification released by BHP Billiton Plc on 3 April 2014.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 171 Collins Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1LH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

[1]	This release was made outside the hours of operation of the ASX market announcements office.

For filings with the FCA include the annex

For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BHP Billiton PLC

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	☐

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐

An event changing the breakdown of voting rights	☐

Other (please specify):	Acquisition of Scottish Widows Investment Partnership Group Limited from Lloyds Banking Group on 31 March 2014.	☒

3. Full name of person(s) subject to the notification obligation: iii	Aberdeen Asset Managers Limited (and/or acting for its affiliates) as discretionary investment manager on behalf of multiple managed portfolios

4. Full name of shareholder(s) (if different from 3.):iv

5. Date of the transaction and date on which the threshold is crossed or reached: [v]	31 March 2014

6. Date on which issuer notified:	30 June 2014 (see Section 13)

7. Threshold(s) that is/are crossed or reached: vi, vii	5%

8. Notified details:

A: Voting rights attached to shares viii, ix

	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Class/type of shares if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect

GB0000566504	82,076,656	82,076,656	114,065,683		114,065,683		5.40%
GB0000566504	19,578,645	19,578,645	19,578,645		19,578,645		0.93%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

BHP Billiton June 14 PUT Option	20/06/2014		164,000	0.01%
BHP Billiton July 14 PUT Option	20/07/2014		75,000	0.00%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights

133,883,328*	6.34%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	*Please note that there is no change to the number of voting rights held. This is an amendment to Section 8 total only further to the notification made by Aberdeen Asset Managers Limited to the issuer on 02 April 2014.

14. Contact name:	Kirsty Lyons

15. Contact telephone number:	01224 404111

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: July 2, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Group Company Secretary